Pricing supplement no. 795
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-V dated October 22, 2007

Registration Statement No. 333-130051
Dated November 2, 2007
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $3,508,000 Buffered Return Enhanced Notes Linked to the NASDAQ-100 Index® due January 7, 2009

General

- The notes are designed for investors who seek a return of 1.5 times the appreciation of the NASDAQ-100 Index® up to a maximum total return on the notes of 20% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose up to 90% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 7, 2009†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on November 2, 2007 and are expected to settle on or about November 7, 2007.

Key Terms

Index:	The NASDAQ-100 Index® ("NDX") (the "Index")
Upside Leverage Factor:	1.5
Payment at Maturity:	If the NASDAQ-100 Closing Level is greater than the NASDAQ-100 Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the NASDAQ-100 Return multiplied by 1.5, subject to a Maximum Total Return on the notes of 20%. For example, if the NASDAQ-100 Return is more than 13.34%, you will receive the Maximum Total Return on the notes of 20%, which entitles you to a maximum payment at maturity of $1,200 for every $1,000 principal amount note that you hold. Accordingly, if the NASDAQ-100 Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{NASDAQ-100 Return} \times 1.5)]$$

Your principal is protected against up to a 10% decline of the Index at maturity. If the NASDAQ-100 Closing Level declines from the NASDAQ-100 Starting Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the NASDAQ-100 Closing Level declines from the NASDAQ-100 Starting Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{NASDAQ-100 Return} + 10\%)]$$

If the NASDAQ-100 Closing Level declines from the NASDAQ-100 Starting Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.

Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
NASDAQ-100 Return:	$\dfrac{\text{NASDAQ-100 Closing Level} - \text{NASDAQ-100 Starting Level}}{\text{NASDAQ-100 Starting Level}}$
NASDAQ-100 Starting Level:	The Index closing level on the pricing date, which was 2213.86.
NASDAQ-100 Closing Level:	The Index closing level on the Observation Date.
Observation Date:	January 2, 2009†
Maturity Date:	January 7, 2009†
CUSIP:	48123MFC1

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-V.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-V and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$10.20	$989.80
Total	$3,508,000	$35,781.60	$3,472,218.40

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.20 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-74 of the accompanying product supplement no. 39-V.

JPMorgan

November 2, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-V dated October 22, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 2, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-V dated October 22, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004480/e28893_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive NASDAQ-100 Return by 1.5, up to the Maximum Total Return on the notes of 20%, or $1,200 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the NASDAQ-100 Closing Level, as compared to the NASDAQ-100 Starting Level, of up to 10%. If the NASDAQ-100 Closing Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE NASDAQ-100 INDEX®**— The return on the notes is linked to the NASDAQ-100 Index®. The NASDAQ-100 Index® is a modified capitalization-weighted index of 100 of the largest non-financial companies listed on The NASDAQ Stock Market. The NASDAQ-100 Index® is a trademark of The Nasdaq Stock Market, Inc. and is licensed for use by us. The notes are not issued, endorsed, sold or promoted by Nasdaq® and Nasdaq® makes no warranty and bears no liability with respect to the notes. For additional information about the Index, see the information set forth under "The NASDAQ-100 Index®" in the accompanying product supplement no. 39-V.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-V dated October 22, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the NASDAQ-100 Return is positive or negative. Your investment will be exposed to any decline in the NASDAQ-100 Closing Level, as compared to the NASDAQ-100 Starting Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the NASDAQ-100 Closing Level is greater than the NASDAQ-100 Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 20%, regardless of the appreciation in the Index, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a NASDAQ-100 Starting Level of 2200 and reflect the Maximum Total Return on the notes of 20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

NASDAQ-100 Closing Level	NASDAQ-100 Return	Total Return on Notes
3960.00	80.00%	20.00%
3630.00	65.00%	20.00%
3300.00	50.00%	20.00%
3080.00	40.00%	20.00%
2860.00	30.00%	20.00%
2640.00	20.00%	20.00%
2493.48	13.34%	20.00%
2420.00	10.00%	15.00%
2310.00	5.00%	7.50%
2255.00	2.50%	3.75%
2222.00	1.00%	1.50%
2200.00	**0.00%**	**0.00%**
2090.00	-5.00%	**0.00%**
1980.00	-10.00%	**0.00%**
1760.00	-20.00%	-10.00%
1540.00	-30.00%	-20.00%
1320.00	-40.00%	-30.00%
1100.00	-50.00%	-40.00%
880.00	-60.00%	-50.00%
660.00	-70.00%	-60.00%
440.00	-80.00%	-70.00%
220.00	-90.00%	-80.00%
0.00	-100.00%	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the NASDAQ-100 Starting Level of 2200 to an NASDAQ-100 Closing Level of 2310. Because the NASDAQ-100 Closing Level of 2310 is greater than the NASDAQ-100 Starting Level of 2200 and the NASDAQ-100 Return of 5% multiplied by 1.5 does not exceed the Maximum Total Return of 20%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.5)] = \$1,075$$

Example 2: The level of the Index decreases from the NASDAQ-100 Starting Level of 2200 to a NASDAQ-100 Closing Level of 1980. Because the NASDAQ-100 Closing Level of 1980 is less than the NASDAQ-100 Starting Level of 2200 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the NASDAQ-100 Starting Level of 2200 to a NASDAQ-100 Closing Level of 2640. Because the NASDAQ-100 Closing Level of 2640 is greater than the NASDAQ-100 Starting Level of 2200 and the NASDAQ-100 Return of 20% multiplied by 1.5 exceeds the Maximum Total Return of 20%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the NASDAQ-100 Starting Level of 2200 to a NASDAQ-100 Closing Level of 1760. Because the NASDAQ-100 Closing Level of 1760 is less than the NASDAQ-100 Starting Level of 2200 by more than the Buffer Amount of 10%, the NASDAQ-100 Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%)] = \$900$$

Example 5: The level of the Index decreases from the NASDAQ-100 Starting Level of 2200 to a NASDAQ-100 Closing Level of 0. Because the NASDAQ-100 Closing Level of 0 is less than the NASDAQ-100 Starting Level of 2200 by more than the Buffer Amount of 10%, the NASDAQ-100 Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Historical Information

The following graph sets forth the historical performance of the NASDAQ-100 Index[®] based on the weekly Index closing level from January 4, 2002 through November 2, 2007. The Index closing level on November 2, 2007 was 2213.86. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.



Historical Performance of the NASDAQ-100[®] Index

Source: Bloomberg